SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)

Qualstar Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74758R208
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74758R208	13D/A11	Page 2 of 5

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
90,171
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
90,171
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14	TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A11

This constitutes Amendment No. 11 to the statement on Schedule 13D (the “Amendment No. 11”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed September 27, 2012 (as amended from time to time, the “Statement”), relating to the common stock (the “Common Stock”) of Qualstar Corporation (the “Company”). The Company’s principal executive offices are located at 130 West Cochran Street, Unit C, Simi Valley, CA 93065. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996. Milfam LLC is the advisor to Trust A-3 (“Trust A-3”) and Trust A-4 (“Trust A-4”) and, collectively with Trust A-3, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $11,444.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $581,838.00.

Mr. Miller is the managing member of Milfam LLC. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $50,503.00

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that since the filing of Amendment No. 10 to the Statement, dated February 17, 2017 (“Amendment No. 10”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. This Amendment No. 11 is the final amendment to the Statement and constitutes an exit filing.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mr. Miller may be deemed to beneficially own 90,171 shares of Common Stock, which is equal to approximately 4.4% of the outstanding shares, based on approximately 2,042,019 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q filed on November 9, 2016. As of the date hereof, 1,049 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 80,789 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, and 8,333 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam LLC.

(b)       Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-3, Trust A-4 and Milfam LLC.

(c)       The following table details the transactions effected by Mr. Miller since the filing of Amendment No. 10.

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
March 7, 2017	2,937	$6.0003
March 8, 2017	9,063	$6.00

(d)        Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)       Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2017

By: /s/ Lloyd I. Miller, III
       Lloyd I. Miller, III